SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 8, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESS RELEASE ISSUED BY TELIA AB ON OCTOBER 8, 2002.

Press Release
2002-10-08

Proposal to elect TeliaSonera Board members

In relation to the notice to the extraordinary general meeting of Telia AB on 4 November 2002, formally announced on 4 October, and in accordance with the shareholders agreement relating to Telia AB between the Swedish State and the State of Finland, it is hereby noted that the following persons are nominated to be elected as members of the Board of Telia AB (TeliaSonera): Tapio Hintikka, Lars-Eric Petersson, Carl Bennet, Ingvar Carlsson, Eva Liljeblom, Caroline Sundewall, Roger Talermo, Tom von Weymarn, Anders Igel. This proposal has the support of the Swedish State, holding 70.6 percent of the shares in Telia AB. These nominations will be dealt with during item 11 c) of the agenda to the extraordinary general meeting. It is proposed that the election of persons nominated to be elected members of Telia’s board be valid on condition that the merger is completed between Telia and Sonera, and that it be effective as of the merger.

The following is a brief description of the proposed board members:

Tapio Hintikka: Proposed Chairman of the Board. Chairman of the Board of Sonera since 2001. President and CEO of Hackman Oyj Abp. Born 1942.

Lars-Eric Petersson: Proposed Deputy Chairman of the Board. Chairman of the Board of Telia since 2000. President and CEO of Skandia. Member of the board of directors of Skandia. Chairman of the board of the National Agency for Higher Education. Born 1950.

Carl Bennet: Elected to the Board of Telia in 2000. Chairman of the boards of Boliden, Elanders, Getinge, Halmstad University, Lifco, Scanrec and Sorb Industri. Member of the boards of AMS (the National Labor Market Board) and SNS (Center for Business and Policy Studies). Born 1951.

Ingvar Carlsson: Elected to the Board of Telia in 2000. Former Prime Minister of Sweden. Chairman of the board of the Swedish Foundation for Strategic Research. Born 1934.

Eva Liljeblom: Elected to the Board of Sonera in 2001. Professor of Finance and Head of the department of finance and statistics at the Swedish School of Economics and Business Administration in Helsinki, Finland. Born 1958.

Caroline Sundewall: Elected to the Board of Telia in 2001. Independent business consultant. Member of the boards of Lifco and Strålfors. Born 1958.

Roger Talermo: Elected to the Board of Sonera in 2001. President and CEO of the Amer Group Plc. Born 1955.

Tom von Weymarn: Elected to the Board of Sonera in 2001. President and CEO of Oy Rettig Ab. Born 1944.

Anders Igel: President and CEO of Telia. Elected to the Board of Telia in 1999. Born 1951.

Forward-Looking Statements
This press release contains forward-looking statements regarding Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer
Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend
The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.